FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For August 1, 2007

Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____

No     X

This Form 6-K consists of:

“Northwestern Mineral Ventures Inc. (TSX-V: NWT) is pleased to announce the completion of the previously announced private placement of shares of its joint venture company with UraMin, Niger Uranium Limited, to raise gross proceeds of US$19 million, with Haywood Securities (UK) Ltd. as agent. The proceeds of this private placement will be used to fund the activities of Niger Uranium to advance eight uranium concessions in Niger. Niger Uranium now has a treasury in excess of US$30 million.

In the financing, Niger Uranium issued 19,090,000 shares at a price of 50 pence per share. Cash commission of 6% was paid on gross proceeds together with 1,145,400 broker warrants, each entitling the holder to acquire shares of Niger Uranium at a price of 50 pence for a period of two years.

On closing, the private placees now hold a total of 23% of Niger Uranium consisting of 19,090,000 shares. Northwestern maintains a 38.5% interest consisting of 31,955,000 shares. UraMin (now part of Areva) is holding its 38.5% equity stake, which consists of 31,955,000 shares, in trust for distribution to its shareholders as previously announced in a press release issued by UraMin on June 15, 2007. Niger Uranium has issued a total of 83,000,000 shares.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.

By: /s/ Marek Kreczmer

 Marek Kreczmer

President and CEO

Date: August 1, 2007